SECURI 03001587 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32371

RECEIVED

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2180 SATELLITE BLVD, SUITE 390
(No. and Street)

DULUTH (City) GA (State) 30097 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. HAMILTON, III 678-473-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reed, Quinn & McClure, CPA's
(Name – *if individual, state last, first, middle name*)

6055 Atlantic Blvd., Ste, A-1, Norcross GA 30071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Hamilton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investments, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public, Fulton County, Georgia
My Commission Expires Jan. 24, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

Table of Contents

Reed, Quinn & McClure
CERTIFIED PUBLIC ACCOUNTANTS
6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Capital Investments, Inc.:

We have audited the accompanying balance sheet of Capital Investments, Inc. as of December 31, 2002 and 2001, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investments, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reed, Quinn & McClure

Norcross, Georgia
January 30, 2003

CAPITAL INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS		2002		2001
Cash	$	605	$	438
Certificate of deposit, including accrued interest		16,895		16,498
Prepaid insurance		263		263
CRD Deposit		869		901
Total assets	$	18,632	$	18,100

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:				
Common stock of $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$	500	$	500
Additional paid-in capital		34,034		25,234
Retained earnings (deficit)		(15,902)		(7,634)
Total liabilities and stockholder's equity	$	18,632	$	18,100

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
Income:				
Commissions	$	-	$	250,000
Interest income		398		599
		398		250,599
Operating expenses:				
Management fees		-		250,000
Securities license fees and dues		2,257		1,943
Legal and professional		6,040		6,742
Insurance		369		362
Bank charges		-		57
		8,666		259,104
Net income (loss)	$	(8,268)	$	(8,505)

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2000	$ 500	$ 23,734	$ 871	$ 25,105
Capital contributed		1,500		1,500
Net income (loss)			(8,505)	(8,505)
Balance at December 31, 2001	500	25,234	(7,634)	18,100
Capital contributed		8,800		8,800
Net income (loss)			(8,268)	(8,268)
Balance at December 31, 2002	$ 500	$ 34,034	$ (15,902)	$ 18,632

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
Cash flows from operating activities:				
Net income (loss)	$	(8,268)	$	(8,505)
Adjustment to reconcile net income to cash provided by operating activities:				
(Increase) decrease in CRD Deposit		32		65
Net cash provided by operating activities		(8,236)		(8,440)
Cash flows from investing activities:				
(Increase) decrease in certificate of deposit		(397)		(600)
Cash flows from financing activities:				
Additional capital contributed by stockholder		8,800		1,500
Net increase (decrease) in cash		167		(7,540)
Cash at beginning of year		438		7,978
Cash at end of year	$	605	$	438

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. Summary of Significant Accounting Policies

Capital Investments, Inc. (the Company) was organized on September 23, 1977, for the business purpose of acting as a Broker-Dealer for securities and real estate interests of all types.

Income Taxes
Federal and state income taxes are not provided as the stockholder has elected, under the applicable federal and state laws, to have the Company treated as an "S" corporation for income tax purposes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all demand deposits and highly liquid investments with initial maturities of three months or less to be cash equivalents. The balances in the Company's bank accounts, as reflected in the bank's records, are insured by the Federal Deposit Insurance Corporation up to $100,000.

2. Related Party Transactions

The Company has entered into a management agreement with Hamilton Commercial Realty, Inc. ("HCR"), a company affiliated through common ownership. In accordance with the terms of the agreement, HCR, Inc. is to receive substantially all the Company's income less related expenses such as salesmen's commissions, securities license fees, etc. In return, HCR, Inc. will provide office space for the Company and will be responsible for certain overhead expenses to include accounting support, telephone, travel, and other ordinary and necessary expenses.

Management fee expense to HCR, Inc. during 2002 and 2001 totaled $0 and $250,000, respectively.

SUPPLEMENTAL INFORMATION

Reed, Quinn & McClure
CERTIFIED PUBLIC ACCOUNTANTS
6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder of
Capital Investments, Inc.:

Our report on the audits of the basic financial statements of Capital Investments, Inc. for the years ended December 31, 2002 and 2001, appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following schedules are included as supplemental information to the financial statements:

Schedule 1	Computation of Net Capital under Rule 15c3-1
Schedule 2	Other Supplemental Information

These schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reed, Quinn & McClure

Norcross, Georgia
January 30, 2003

Schedule 1

CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2002 AND 2001

	2002	2001
Total stockholder's equity	$ 18,632	$ 18,100
Less unallowable assets (as defined):		
Prepaid insurance	263	263
CRD Deposit	869	901
Net capital (as defined)	17,500	16,936
Net capital required (as defined)	5,000	5,000
Excess net capital	$ 12,500	$ 11,936

Schedule 2

CAPITAL INVESTMENTS, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2002 AND 2001

I. There were no liabilities subordinated to claims of general creditors for the years ended December 31, 2002 and 2001.

II. The Corporation qualified for exemption of reserve requirements and information relating to possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3.

III. Liabilities of the Company are excluded from the computation of aggregate indebtedness under paragraph (c)(1)(viii) of Rule 15c3-1.

IV. The Corporation does not hold securities and therefore procedures for safeguarding securities, as provided for by paragraph (i)(2) of Rule 17a-5, are not applicable.

V. In accordance with paragraph (d)(4) of Rule 17a-5, the following is a reconciliation between the computation of net capital per Schedule 1 of this report and the computation of net capital as reflected in Part II-A of the Focus Report filed by Capital Investments, Inc.

	2002	2001
Net capital per Part II-A of the Focus Report	$ 18,632	$ 16,936
Net capital per Schedule 1	$ 18,632	$ 16,936

Reed, Quinn & McClure

CERTIFIED PUBLIC ACCOUNTANTS

6055 Atlantic Boulevard, Suite A1
Norcross, Georgia 30071-1347
(770) 449-9144 Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON MATERIAL INADEQUACIES

To the Stockholder of
Capital Investments, Inc.:

In accordance with the provisions of sections (g)(3) and (j) of SEC Rule 17a-5, no material inadequacies in the accounting system or internal control were noted during our audits.

Reed, Quinn & McClure

Norcross, Georgia
January 30, 2003